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              STUDY REVEALS SIGNIFICANT NEED FOR IT "HOUSECLEANING"
                              IN INSURANCE INDUSTRY

  -- COMPANIES FOCUS ON INTERNAL EFFICIENCIES IN AN EFFORT TO CONTROL COSTS --

RESEARCH TRIANGLE PARK, N.C., JULY 24, 2003 -- Sapiens International Corporation (NASDAQ and TASE: SPNS) today announced results of a study of 180 U.S.-based insurance executives on key technology issues conducted at IBM's Insurance Application Architecture (IAA) meeting and the Insurance Accounting and Systems Association (IASA) conference.

According to the survey, externally oriented activities such as business process outsourcing (BPO), customer relationship management (CRM), and implementing standards such as ACORD XML, ranked significantly lower than internal efficiency-related initiatives such as upgrading policy administration and consolidating applications. The respondents' top IT initiatives were noted as:


    Policy Administration System Upgrades ..............................  22%
    Consolidating Systems & Platforms ..................................  16%
    Providing Direct Internet Information Access to Agents & Brokers ...  14%
    System & Service Integration for Quicker Response ..................  13%
    Reengineering Core Business Processes ..............................  11%
    Implementing Standards .............................................   7%
    CRM ................................................................   5%
    Outsourcing business processes .....................................   2%

The respondents identified the top drivers for their initiatives as inefficiencies connected with aging systems and processes (44%) and excessive IT operational costs (16%). The drivers were:

    Inefficiencies connected with aging systems and processes ..........  44%
    Excessive IT operational costs .....................................  16%
    Extend distribution channels to meet new market demands ............   9%
    Ineffective underwriting ...........................................   9%
    Need to migrate to a new platform ..................................   8%
    Inability to quickly enforce rate changes ..........................   6%
    Unable to capitalize on hard markets ...............................   6%
    Losses through Fraud ...............................................   2%


The survey also uncovered current marketplace dynamics influencing the internal focus with nearly three quarters (73%) of respondents citing "industry financial concerns" (uncertain hard market and shaky investment returns) as a significant factor guiding their IT investment decisions.


Forty percent of respondents indicated that one-quarter to one-half of IT budgets were being spent maintaining existing systems, and an additional 17 percent spend over half their budget on application maintenance. These maintenance figures leave few resources to tackle needed enhancements to core processing systems such as policy administration applications. To that end, necessary enhancements were identifies as:

    Web Front-End ......................................................  21%


July 24, 2003 Survey IASA 2003

    Integrated Workflow ................................................  16%
    Document Capture & Storage .........................................  12%
    Ad Hoc Reporting ...................................................  11%
    Real-Time Rating & Quoting .........................................   9%
    Document Assembly & Printing .......................................   9%


When specifically asked about the top technology factors for their organizations with respect to the external environment (competitive, market, or legislative changes), the respondents' top picks were also focused on efficiency with "integrating systems across the enterprise" (34%) ranking as most important, followed by "operating in real-time with agents and brokers" (27%). Other technology success factors ranked as "critical" for the industry were:


    Enabling rapid response to the marketplace .........................  15%
    Improved Underwriting ..............................................  15%
    Increasing Information Visibility and Access to Agents .............   7%
    Managing Closed Blocks of Business .................................   2%


"Insurers have realized that consolidating and enhancing IT systems and processes is crucial to 21st century survival," said Judy Johnson, Sapiens Americas, V.P. of Insurance Strategies. "Internal technology-based problems can have significant negative upstream and downstream effects and must be addressed to play a significant role in the insurance industry value chain. A strong technology backbone will allow companies to quickly adapt to the increasingly complex business challenges they are facing today."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty among others.
For more information, please visit http://www.sapiens.com.

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FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------

Rebecca Green
Padilla Speer Beardsley
Tel:  212-752-8338

e-Mail: rgreen@psbpr.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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